

Mail Stop 3720

February 5, 2009

Dr. Michael Cowpland
President and Chief Executive Officer
ZIM Corporation
150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7

> **Re: Zim Corporation**
> **Form 10-KSB**
> **Filed June 25, 2008**
> **File No. 0-31691**

Dear Dr. Cowpland:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments we have asked you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Management's Discussion and Analysis
Cost of Revenue, page 20

1. Refer to the penultimate paragraph of page 20 and tell us about the one-time reversal of previously recognized revenues and cost of revenues. Identify the nature of revenues and

   costs.   Tell us the circumstances that precipitated their reversal and explain why you
   accounted for this transaction in the manner in which you have.

2. Further, quantify for us the impact that this reversal had on your Mobile segment gross
   margin for each period as it appears the stated impact of $197,948 is the impact on reported
   revenues alone.

                                    *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business
days or tell us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the
  Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the
  Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information
you provide to the staff of the Division of Corporation Finance in our review of your filings or in
response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director